July 22, 2025

James Corl
Chief Executive Officer
Cohen & Steers Income Opportunities REIT, Inc.
1166 Avenue of the Americas
New York, NY 10036

       Re: Cohen & Steers Income Opportunities REIT, Inc.
           Registration Statement on Form S-11
           Filed July 17, 2025
           File No. 333-288734
Dear James Corl:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Benjamin Wells, Esq.